UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 11, 2022, Olink Holding AB (publ) issued a news release announcing unaudited results for the six months ended June 30, 2022, which are further described in the Company’s Interim Report For the Six Months Ended June 30, 2022, and Presentation dated August 11, 2022, copies of which are furnished as Exhibit 99.1, 99.2 and 99.3, respectively, to this Form 6-K.

Exhibit No.	Description

99.1	Olink Holding AB (publ) news release dated August 11, 2022.

99.2	Olink Holding AB (publ) unaudited Interim Report for the Six Months Ended June 30, 2022.

99.3	Olink Holding AB (publ) Presentation, August 11, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: August 11, 2022